SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  0-51313
CUSIP Number:  830695102

☒  Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form N-SAR      ☐ Form N-CSR

For the Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Skinny Nutritional Corp.
Full Name of Registrant

3 Bala Plaza East, Suite 101
Address of Principal Executive Offices (street and number)

Bala Cynwyd, PA 19004
City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Skinny Nutritional Corp. (the “Registrant”) files this report for a 15-day extension for filing its Annual Report on Form 10-K for the period ended December 31, 2010 (“Form 10-K”). The Registrant will not be in position to file its Form 10-K by the prescribed filing date without unreasonable effort or expense due to the delay experienced by the Registrant in completing its financial statements for the period ended December 31, 2010. This has resulted in a delay by the Registrant in obtaining the completed audit of such financial statements by its independent registered public accounting firm. Therefore, Registrant’s management is unable to finalize the financial statements and prepare its discussion and analysis in sufficient time to file the Form 10-K by the prescribed filing date. The Registrant anticipates that it will file its Form 10-K no later than fifteenth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Donald J. McDonald	(610)	784-2000
Name	Area Code	Telephone Number

(2)  Have all other periodic reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

Skinny Nutritional Corp.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2011	By:	/s/ Donald J. McDonald
Donald J. McDonald
Chief Financial Officer

Explanation Referred to in Part IV, Item 3 of Form 12b-25

The Registrant’s management expects that its results of operations for the fiscal year ended December 31, 2010 may significantly vary compared to the prior year period as follows. The Registrant expects to report revenues of approximately $6,927,000 for the year ended December 31, 2010 compared to revenues of $4,146,066 for the year ended December 31, 2009.  Due to the increase in operating expenses incurred by the Registrant, it also expects to report a net loss for the year ended December 31, 2010 of approximately $6,914,000 as compared to a net loss of $7,305,831 for the year ended December 31, 2009.  As the Registrant has not completed its financial statements for the year ended December 31, 2010 and the audit of the financial statements has also not been completed, this financial information may change materially.